Supplement dated September 21, 2015 to the
Prospectus of Prudential Core Taxable Money Market Fund (the Fund)

This supplement should be read in conjunction with your Prospectus and should be retained for future reference.

In connection with the amendments to Rule 2a-7 under the Investment Company Act of 1940 (“Rule 2a-7”), which is the primary regulation governing the operations of money market funds, the Board of Trustees of the Fund (the “Board”) has approved the repositioning of the Fund from a money market fund to an ultra-short bond fund (the “Repositioning”). The Repositioning will result in the adoption of new investment policies and strategies and the Fund will no longer be subject to the requirements of Rule 2a-7. As a result, following implementation of the Repositioning, the Fund will no longer be permitted to transact with a stable net asset value (“NAV”) and will be required to move to a fluctuating NAV. In conjunction with these changes, the Board has also approved a name change for the Fund to “Prudential Core Ultra Short Bond Fund.”

Following implementation of the Repositioning, it is expected that the Fund will continue to invest in a diversified portfolio of short-term debt obligations issued by the US Government, its agencies and instrumentalities, as well as commercial paper, asset-backed securities, funding agreements, variable rate demand notes, bills, notes and other obligations issued by banks, corporations and other companies (including trust structures), obligations issued by foreign banks, companies or foreign governments, and municipal bonds and notes, and other debt obligations issued or guaranteed by the US Government and government-related entities. In addition, the Fund’s investment objective, subadviser, benchmark, and portfolio management team are anticipated to remain the same for the present time. While the Fund will no longer be subject to Rule 2a-7 or maintain a stable NAV, it is currently intended that the Fund will continue to abide by appropriate limits relating to credit quality, liquidity, and maturity.

It is currently expected that the Repositioning will become effective on or about the end of March 2016. The changes will be reflected in the annual update to the Fund’s prospectus.